Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2



05008011

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco Interim report at March 31, 2005
- Brock comments on Atlas Copco's Q1 results 2005

Stockholm, Sweden, April 27, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 9948 051

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Brock comments on Atlas Copco's Q1 results 2005

Stockholm, Sweden, April 27, 2005: Today, Atlas Copco reported strong growth and record profit margins in its first quarter. *"It is truly encouraging to begin a year with such strong results,"* says Gunnar Brock, President and CEO.

"Orders received grew 17% and all business areas contributed strongly to the results, across all regions. It is also a real highlight to have an operating margin of 15.6% in what is usually the toughest quarter of the year."

Orders received for the first quarter were MSEK 11 990 (10 278), a volume growth of 8%. Revenues increased 16% to MSEK 11 168 (9 595), up 10% in volume. The operating margin increased to 15.6% (13.8). Profit after financial items improved 35% to MSEK 1 665 (1 231), a margin of 14.9% (12.8).

"Among the achievements are orders coming both from new application areas, such as the large order for turbo compressors from the liquefied natural gas market, as well as important orders from industries and for applications where we are well established, for example orders for industrial tools from the motor vehicle industry and from the general industry."

During the first quarter, Atlas Copco completed a number of acquisitions within its strong core-competence areas. *"The acquired companies Scanrotor, GSE tech-motive, Lifton, and BIAB Tryckluft are all relatively small, but they fit 100% with our growth strategy."*

In the near-term, demand for Atlas Copco's products and services is expected to remain at the current high level.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Sec 82-812

Atlas Copco Press Release from the Atlas Copco Group

April 27, 2005

Atlas Copco

Interim report at March 31, 2005

(unaudited)

Strong growth and record profit margins

- **Orders received up 17%, corresponding to volume growth of 8%.**
- **Revenues reached MSEK 11 168 (9 595), up 10% in volume.**
- **Operating profit margin increased to 15.6% (13.8).**
    - **Expected capital gain from the divestment of the professional electric tools business is not included.**
- **Profit after financial items increased 35% to MSEK 1 665 (1 231).**
- **Net profit was MSEK 1 167 (922) and earnings per share SEK 5.55 (4.38).**
- **Operating cash flow totaled MSEK 685 (862). Net cash flow, after divestments and acquisitions, amounted to MSEK 4 535.**

Note: The consolidated accounts are prepared in accordance with International Financial Reporting Standards (IFRS). Financial information for 2004 is restated and excludes discontinued operations (the professional electric tools business), unless otherwise stated.

MSEK	January – March 2005	2004	Change %
Orders received	**11 990**	**10 278**	+17
Revenues	**11 168**	**9 595**	+16
Operating profit	**1 737**	**1 321**	+31
– as a percentage of revenues	***15.6***	***13.8***	
Profit after financial items	**1 665**	**1 231**	+35
– as a percentage of revenues	***14.9***	***12.8***	
Net profit from continuing operations	**1 167**	**875**	+33
Net profit from discontinued operations	**-**	**47**	
Net profit	**1 167**	**922**	+27
Earnings per share, SEK	**5.55**	**4.38** [1]	+27
Equity capital per share, SEK	**118**	**104**	
Return on capital employed, %	**23** [1]		

[1] Including discontinued operations.

Near-term demand outlook

The demand for Atlas Copco's products and services is expected to remain at current high level.

Demand from manufacturing and process industries is expected to stay favorable in most markets. Activity in the construction industry is expected to continue to increase somewhat in North America and in most developing countries. Demand from the mining industry is expected to remain strong.

Atlas Copco Group Center

Atlas Copco AB | SE-105 23 Stockholm | Sweden

Visitors address: Sickla Industriväg 3 | Nacka

Telephone: +46 (0)8 743 8000 | Telefax: +46 (0)8 644 9045 | Web site www.atlascopco-group.com

A Public Company (publ) | Reg. No: 556014-2720 | Reg. Office Nacka

Atlas Copco Group

Review of first quarter

Market development

Demand for the Group's products and services in **North America** continued to improve. Increased demand was noted from manufacturing and process industries, for new equipment as well as aftermarket products. The non-residential construction segment improved slightly, which benefited the demand for rental equipment and services. The other construction segments - residential building and public infrastructure - continued to grow. The demand from the mining industry continued to be very strong and sales of loading equipment, drill rigs and related aftermarket increased.

In **South America**, the demand continued to be strong, with substantial growth coming from the manufacturing and process industries. The mining industry continued to invest in new equipment and to demand more aftermarket products and service.

In **Europe**, the demand was favorable for most applications in the majority of markets. Industrial and process compressors, industrial tools and the corresponding aftermarket had a good development in Eastern Europe, the Nordic countries, Great Britain and Spain, while Germany and Italy were weaker in these segments. The construction activity improved in many European markets benefiting demand for portable compressors, drill rigs and construction tools. Demand for mining equipment remained strong in Eastern Europe.

The **Africa/Middle East** region developed positively. Mining and construction equipment as well as industrial tools were in good demand.

The demand continued to improve in **Asia.** India, South East Asia, South Korea and Japan all noted healthy growth. Demand in China was largely unchanged compared with the high level in the corresponding period previous year. **Australia** had another quarter of very positive development, primarily as a result of good demand from the mining industry.

Orders and revenues

	January - March	
MSEK	Orders Received	Revenues
2004 reported	11 577	10 858
Discontinued operations	-1 299	-1 263
2004	10 278	9 595
Structural change, %	+10	+7
Currency, %	-4	-4
Price, %	+3	+3
Volume, %	+8	+10
Total, %	+17	+16
2005	11 990	11 168

Geographic distribution of orders received

%	Jan. – Mar. 2005	Jan. – Mar. 2004
North America	35	34
South America	5	4
Europe	35	38
Africa/Middle East	7	6
Asia/Australia	18	18
	100	100

Adoption of International Financial Reporting Standards (IFRS)

As of January 1, 2005, the consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS.

Atlas Copco has restated historical financial information as from January 1, 2004 in order to provide comparative information for the corresponding periods in the 2005 interim and annual reports. Financial information for periods prior to 2004 will not be restated.

The effect of the restatements of earnings and the balance sheet for each quarter and full year 2004 is presented in the appendix.

Earnings and profitability

Note: Previous year's numbers are restated for IFRS and exclude discontinued operations, unless otherwise stated.

Operating profit increased 31% to MSEK 1 737 (1 321) corresponding to an operating margin of 15.6% (13.8). The improvement was spread over all business areas and resulted primarily from higher revenue volume and price increases, which more than offset the negative effects from cost increases on components and energy. Unfavorable changes in exchange rates, compared to previous year, affected the operating profit negatively by about MSEK 150.

The expected capital gain from the divestment of the professional electric tools business is not included in the operating profit. The final closing balance of the business is not ready and the capital gain will, consequently, be accounted for in the coming period.

Net financial items were MSEK -72 (-90). The interest net decreased compared to previous year, primarily due to the positive cash flow from operations in the last 12 months and to the interest received on the payment from the divestment of the professional electric tools business. Exchange differences on financial instruments were MSEK -5 (-6).

Profit after financial items improved 35%, to MSEK 1 665 (1 231), to a margin of 14.9% (12.8). Net profit after taxes totaled MSEK 1 167 (922) or SEK 5.55 (4.38) per share. Previous year's net profit includes discontinued operations.

The return on capital employed during the 12 months to March 31, 2005, was 23%, and the return on shareholders' equity 22%. Both figures include discontinued operations. Previous year's 12 month figures are not meaningful comparisons as restatement to IFRS is only made from January 1, 2004. The Group currently uses a weighted average cost of capital (WACC) of 8% (pre-tax equivalent approximately 12%), as an investment and overall performance benchmark.

Cash flow and investments

Cash flow from operations before changes in working capital reached MSEK 1 993 (1 438), corresponding to 18% (15) of Group revenues. Working capital increased MSEK 454 (81), primarily due to the volume growth and seasonal, large payments of supplier credits. Total cash flow from operations reached MSEK 1 539 (1 357).

Cash flow from net investments, excluding acquisitions and divestments, was MSEK -854 (-495). Operating cash flow equalled MSEK 685 (862).

Net indebtedness

The Group's net indebtedness, defined as the difference between interest-bearing liabilities and liquid assets, amounted to MSEK 2 928 (8 904), of which MSEK 2 158 (2 332) was attributable to employee benefits. The debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 12% (41).

Asbestos cases in the United States

As of March 31, 2005, Atlas Copco had 264 asbestos cases filed with a total of 23 595 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 134 companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

People

On March 31, 2005, the number of employees was 25 687 (25 924). For comparable units, the number of employees increased by 1 133 from March 31, 2004.

Distribution of shares

Share capital equaled MSEK 1 048 (1 048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139 899 016
B shares	69 703 168
Total	209 602 184

Mandatory redemption of shares

In order to adjust the Group's balance sheet to a more efficient structure, the Board of Directors has proposed to the Annual General Meeting a share redemption procedure, whereby every share is split into 3 ordinary shares and 1 redemption share. The redemption share is then redeemed at SEK 20.00 per share. This corresponds to a total of MSEK 4 192.

The redemption procedure is subject to approval at the Annual General Meeting, April 27, 2005.

The payment of the redemption price is estimated to be made around June 15, 2005.

Atlas Copco cancels secondary listing at the Frankfurt Stock Exchange

The Frankfurt Stock Exchange has resolved on the delisting of the Atlas Copco A and B shares from the Frankfurt Stock Exchange. The last day of trading will be July 21, 2005.

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, gas and process compressors, as well as specialty rental.

MSEK	January – March 2005	2004	Change %
Orders received	**4 894**	**4 615**	+6
Revenues	**4 423**	**4 116**	+7
Operating profit	**813**	**747**	+9
– as a percentage of revenues	***18.4***	***18.1***	
Return on capital employed, %	**67**		

- Record order intake, up 10% in local currencies.
- Very strong sales growth in the Americas.
- Improved margin in spite of continued negative currency effects.

Orders and revenues

MSEK	January – March Orders Received	Revenues
2004	4 615	4 116
Structural change, %	+1	+1
Currency, %	-4	-3
Price, %	+2	+2
Volume, %	+7	+7
Total, %	+6	+7
2005	4 894	4 423

Geographic distribution of orders received

%, last 12 months	March 2005	March 2004
North America	13	12
South America	5	4
Europe	51	51
Africa/Middle East	7	6
Asia/Australia	24	27
	100	100

The demand remained very favorable in most regions and customer segments. Order volume grew 7% compared to the strong first quarter 2004.

Orders for stationary industrial compressors as well as the related aftermarket business, continued to grow steadily in all regions. Oil-free screw compressors, utilized in specialized applications within, for example, the electronics, pharmaceutical, textile and food industries, and small and medium-sized oil-injected machines, serving a wide variety of standard industrial applications, had particularly good volume growth in the period. The strongest growth by geographic region was recorded in North and South America. In Europe, some markets, particularly Italy, were weak, while Eastern and Northern Europe and Spain had good sales growth. Most countries in Asia recorded healthy growth. In China, the level of orders was good, although below the very high comparison numbers for the first quarter 2004. Sales in Australia and Africa/Middle East were marginally higher or flat compared with previous year.

Orders for gas and process compressors increased in volume. The previous year's large order in China was not repeated, but instead compensated for by a large order in Europe for a liquefied natural gas application, and good sales growth in the aftermarket.

Demand for portable compressors increased further in the quarter and recorded very strong volume growth in Europe and in North and South America. In Europe, the better demand from the construction sector also supported sales of portable generators, which had a relatively weak sales development in other regions.

The specialty rental business, primarily rental of portable air and power, had another strong quarter, partly due to the contribution from recently acquired companies Guimerá in Spain and Kolfor in Great Britain.

Operating profit increased 9% to MSEK 813 (747), corresponding to an operating margin of 18.4% (18.1). The operating margin benefited from the high revenue volume and increased prices, but was negatively affected by higher component costs and the unfavorable exchange rates. In the quarter, the latter affected the margin more than one percentage point.

Return on capital employed (last 12 months) was 67%.

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	January – March 2005	2004	Change %
Orders received	**3 539**	**2 175**	**+63**
Revenues	**3 212**	**2 024**	**+59**
Operating profit	**347**	**193**	**+80**
– as a percentage of revenues	***10.8***	***9.5***	
Return on capital employed, %	**23**		

- Strong growth, both organic and through acquisitions.
- Operating margin up due to high revenue volume and improved pricing.
- Acquisition of Lifton, a manufacturer of hydraulic breakers.

Orders and revenues

MSEK	January – March Orders Received	Revenues
2004	2 175	2 024
Structural change, %	+46	+36
Currency, %	-3	-3
Price, %	+3	+3
Volume, %	+17	+23
Total, %	+63	+59
2005	3 539	3 212

Geographic distribution of orders received

%, last 12 months	March 2005	March 2004
North America	25	16
South America	10	8
Europe	33	42
Africa/Middle East	12	14
Asia/Australia	20	20
	100	100

The strong demand from the mining industry continued. Sales of drilling and loading equipment developed very favorably, both for underground and open-pit mines. Acquired business contributed to the strong sales. Exploration drilling demand also continued on a high level. The aftermarket business reflected the increased production levels in many mines. Volumes for comparable units increased in all product areas. The development was very strong in North and South America and in Australia.

The demand from the construction industry improved slightly, but varied between products and applications. Order intake for crawler rigs for surface applications was good and the favorable trend for light construction equipment, primarily breakers and drills, continued. Orders were relatively flat for underground drilling rigs for tunneling and hydropower projects, which was also the case for ground engineering equipment. The overall development was strong in North America and in the major markets in Europe. Strong growth was achieved in Asia, primarily as a result of the contribution from acquired businesses. Sales stabilized in China for comparable units, after a period of negative impact from actions taken to moderate the economic growth.

The integration of the companies acquired in 2004 is progressing according to plan. The focus of the integration is to give each business the best possibilities for profitable growth and to exploit synergies.

Lifton, a leading manufacturer of hydraulic handheld and mounted breaker equipment, was acquired in January. Lifton is based in Denmark and in Bulgaria. It has a turnover of approximately MSEK 55 and 141 employees.

Operating profit increased to MSEK 347 (193), corresponding to a margin of 10.8% (9.5). The profit improvement was primarily a result of higher revenues and price increases, which more than offset increased component costs. The unfavorable currency effect from a weak USD affected the margin with about 0.5 percentage points. Costs for integration of the acquisitions and restructuring had a minor negative impact on the profit, but less than previous year (-14).

Return on capital employed (last 12 months) was 23%.

Rental Service

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

	January – March		Change
MSEK	2005	2004	%
Revenues	**2 370**	**2 344**	**+1**
Operating profit	**388**	**228**	**+70**
– as a percentage of revenues	*16.4*	*9.7*	
Return on capital employed, %	**12**		

- 13% rise in rental revenue in USD. Continued strong pricing.
- Record profit margin for a first quarter.
- Return on total capital employed reached Group WACC.

Revenues

	January – March	
	Total	Rental
MSEK	Revenues	Revenues
2004	2 344	1 713
Structural change, %	-4	0
Currency, %	-8	-8
Price, %	+7	+10
Volume, %	+6	+3
Total, %	+1	+5
2005	2 370	1 792

Geographic distribution of revenues

The Rental Service business area has all of its revenues in North America.

The recovery in activity in the most important segment for the business area - non-residential construction - continued. Strong growth was noted in some segments that have been depressed for a long time, e.g. manufacturing facilities. Total construction activity in the United States grew strongly, supported by a very favorable residential construction market. Industrial activity, measured by capacity utilization, increased marginally to 79%.

Total revenues increased 1%, to MSEK 2 370 (2 344), affected by a negative currency translation effect of 8%. Rental revenues, accounting for 76% of total revenues, increased 13% in USD, consisting of an increase in rental rates of 10% and increased volume of 3%. Same store rental revenue increased 16% and the total number of stores was 465 (480 at the end of March 2004). Sales of used equipment, representing 17% of total revenues, increased 36% in USD. Sales of merchandise, spare parts and new equipment, accounting for 7% of total revenues, decreased 39% in USD, mainly due to the divestment of the non-core IAT distributor business.

Operating profit increased to MSEK 388 (228), corresponding to a margin of 16.4% (9.7), the highest ever for a first quarter. This strong performance was due to the continued positive development of rental rates, increased rental volume and the effects of ongoing capital and cost-efficiency improvements. Operating costs were almost unchanged, in spite of the volume increase and generally higher activity level. Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 35% (27).

Return on total capital employed (past 12 months) was 12% and reached the Group's Weighted Average Capital Cost for the first time. Return on operating capital (excluding goodwill) was 21%.

Rental fleet utilization was 66% (62) in the quarter, lifting the last 12 month average to a record 68% (63). Net investments in the fleet increased, reflecting the volume growth for equipment rental, increased sales of used equipment, and the already high fleet utilization level. At the end of the quarter, rental fleet at original cost was almost unchanged compared to previous year while fleet-on-rent increased 6%. The quality of the rental fleet improved further as average fleet age was reduced to 3.2 years (3.6).

The operating cash flow continued to be positive, but at a lower level than previous year, primarily due to larger payments to equipment suppliers.

Industrial Technique

The Industrial Technique business area consists of two divisions in the following product areas: industrial power tools, and assembly systems.

MSEK	January – March 2005	2004	Change %
Orders received	**1 393**	**1 247**	**+12**
Revenues	**1 340**	**1 183**	**+13**
Operating profit	**262**	**213**	**+23**
– as a percentage of revenues	***19.6***	***18.0***	
Return on capital employed, %	**60**		

Discontinued operations are excluded in previous year's figures. Expected capital gain from the divestment of the professional electric tools business is not included, awaiting final closing balance for the business.

- Continued strong growth for industrial tools.
- Record operating profit margin, supported by volume and favorable sales mix.
- Acquisitions of specialized tightening solutions businesses.
- The professional electric tools business was divested on January 3, 2005.

Orders and revenues

MSEK	January – March Orders Received	Revenues
2004 reported	2 546	2 446
Discontinued operations	-1 299	-1 263
2004	1 247	1 183
Structural change, %	+5	+5
Currency, %	-3	-4
Price, %	+1	+1
Volume, %	+9	+11
Total, %	+12	+13
2005	1 393	1 340

Geographic distribution of orders received

%	Jan. – Mar. 2005	Jan. – Mar. 2004
North America	28	29
South America	3	2
Europe	55	56
Africa/Middle East	4	3
Asia/Australia	10	10
	100	100

The positive order development for industrial tools and its aftermarket continued, and volume increased 9%. Demand was good from all major customer segments: the motor vehicle industry, the automotive aftermarket and the general industry. The aftermarket business developed very favorably and grew more rapidly than the equipment sales.

North America continued to be strong and recorded double digit volume growth. Demand in Europe was good and volumes increased at a healthy pace. The best development was noted in the United Kingdom and Eastern Europe, while Germany and France were relatively weak. Very strong demand and sales were noted in South America, Africa/Middle East and Australia. In Asia growth was moderate, with India showing the best performance.

Scanrotor Global AB, Sweden, with annual sales of MSEK 71 and 33 employees, was acquired in January 2005. GSE tech-motive tool, Michigan, the United States, with annual sales of MSEK 170 and 67 employees, was acquired in March 2005. Both companies provide specialized tightening solutions for safety critical assembly applications, primarily for the motor vehicle industry.

Operating profit increased to MSEK 262 (213), corresponding to a record margin of 19.6% (18.0). The margin improved as a result of strong revenue volume and a favorable sales mix.

The expected capital gain from the divestment of the professional electric tools business is not included in the period's profit. The final closing balance of the business is not ready and the capital gain will, consequently, be accounted for in the coming period.

Return on capital employed (last 12 months) was 60%.

The divestment of the professional electric tools business to Techtronic Industries Co. Ltd. was closed on January 3, 2005. The business area has an agreement with Techtronic Industries to continue as a distributor of professional electric tools in some markets. This represents approximately 2% of the business area's sales.

Discontinued operation

The orders received and revenues for the divested electric tools business in Q1 2004 were MSEK 1 299 and MSEK 1 263 respectively. Operating profit was MSEK 94.

Previous near-term demand outlook

(Published February 2, 2005)

The demand for Atlas Copco's products and services is expected to remain at current high level during the beginning of 2005.

Demand from manufacturing and process industries is expected to be stable at the current favorable level in North America and Europe. Demand from those customer segments in Asia is expected to grow. Activity in the construction industry is expected to increase modestly in North America and in most developing countries, while the demand in Europe remains relatively weak. Demand from the mining industry is expected to remain strong.

Accounting principles

As of January 1, 2005, the consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS. The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 Consolidated interim reporting.

Atlas Copco has restated historical financial information as from January 1, 2004 in order to provide comparative information for the corresponding periods in the 2005 interim and annual reports. Financial information for periods prior to January 1, 2004 will not be restated.

The effect of the restatements of earnings and the balance sheet for each quarter and full year 2004 is presented in the appendix.

The most significant effect on the profit and shareholders' equity of the adoption of IFRS is that amortization for goodwill is no longer recorded.

IAS 39 Financial Instruments: Recognition and Measurement

IAS 39 Financial Instruments: Recognition and Measurement became effective January 1, 2005. A reclassification and valuation of financial assets and liabilities in accordance with IAS 39 has been performed as of January 1, 2005 and had the effect that the shareholders' equity increased by MSEK 370.

Changes in fair value of financial instruments are, as from January 1, 2005, included in current earnings.

Stockholm, April 27, 2005

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Income statement

MSEK	3 months ended		12 months ended	
	Mar. 31 2005	Mar. 31 2004	Mar. 31 2005	Dec. 31 2004
Revenues	11 168	9 595	44 765	43 192
Cost of goods sold	-7 359	-6 479	-29 390	-28 510
Gross profit	**3 809**	**3 116**	**15 375**	**14 682**
Marketing expenses	-1 210	-1 040	-4 655	-4 485
Administration expenses	-718	-637	-2 644	-2 563
Research and development costs	-215	-176	-888	-849
Other income and expense from operations	71	58	-121	-134
Operating profit	**1 737**	**1 321**	**7 067**	**6 651**
- as a percentage of revenues	*15.6*	*13.8*	*15.8*	*15.4*
Financial income and expenses	-72	-90	-251	-269
Profit after financial items	**1 665**	**1 231**	**6 816**	**6 382**
- as a percentage of revenues	*14.9*	*12.8*	*15.2*	*14.8*
Taxes	-498	-356	-2 094	-1 952
Net profit from continuing operations	**1 167**	**875**	**4 722**	**4 430**
Net profit from discontinued operations	-	47	194	241
Net profit	**1 167**	**922**	**4 916**	**4 671**
- attributable to equity holders of the parent	*1 163*	*918*	*4 902*	*4 657*
- attributable to minority interest	*4*	*4*	*14*	*14*
Earnings per share, SEK	5.55	4.38	23.39	22.22
- whereof discontinued operations	-	*0.22*	*0.93*	*1.15*
Average number of shares, millions	209.6	209.6	209.6	209.6

Key ratios, including discontinued operations			
Equity capital per share, period end, SEK	104	118	108
Return on capital employed before tax, 12 month values, %		23	22
Return on equity after tax, 12 month values, %		22	22
Debt/equity ratio, period end, %	41	12	34
Rate of equity, period end, %	44	49	47
Number of employees, period end	25 924	25 687	25 015

Balance sheet

MSEK	Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2004
Property, plant and equipment			
Rental equipment	10 022	9 154	9 425
Other property, plant and equipment	3 923	3 742	3 535
Intangible assets	9 248	8 559	8 644
Financial assets	507	489	400
Deferred tax assets	1 283	1 336	1 651
Fixed assets	**24 983**	**23 280**	**23 655**
Inventories	6 447	5 647	5 187
Trade and other receivables	11 110	10 687	9 616
Short-term investments	287	327	312
Cash and cash equivalents	7 316	2 386	4 553
Assets classified as held for sale	-	5 841	6 087
Current assets	**25 160**	**24 888**	**25 755**
Total assets	**50 143**	**48 168**	**49 410**
Shareholders' equity	24 699	22 536	21 706
Minority interest	70	65	60
Total equity	**24 769**	**22 601**	**21 766**
Interest-bearing loans and borrowings	7 426	6 926	7 673
Employee benefits	2 158	2 155	2 332
Deferred tax liability	3 160	2 907	2 896
Other liabilities and provisions	369	274	382
Long-term liabilities	**13 113**	**12 262**	**13 283**
Interest-bearing loans and borrowings	947	702	3 107
Trade and other payables	10 619	9 657	8 116
Provisions	695	734	767
Liabilities classified as held for sale	-	2 212	2 371
Current liabilities	**12 261**	**13 305**	**14 361**
Total shareholders' equity and liabilities	**50 143**	**48 168**	**49 410**
Interest-bearing liabilities and provisions	*10 531*	*10 573*	*13 769*
Non-interest-bearing liabilities and provisions	*14 843*	*14 994*	*13 875*

Changes in equity

MSEK	Jan.–Mar. 2005	Jan.– Dec. 2004	Jan.–Mar. 2004
Opening balance, Sw. GAAP	22 601	21 015	21 015
Change in accounting principles	370	-694	-694
Opening balance, IFRS	22 971	20 321	20 321
Dividend to equity holders of the parent	-	-1 572	-
Unclaimed shares from bonus issue 1989	-	2	-
Share-based payments, equity settled	1	4	1
Equity hedges	-9		-8
Cash flow hedges	-171		
Translation differences, equity	809	-823	527
Dividend to minority	-2	-3	-1
Change of minority through acquisitions	-2	6	-
Translation differences, minority	5	-5	4
Net profit for the period	1 167	4 671	922
Closing balance	24 769	22 601	21 766
Equity attributable to			
equity holders of the parent	24 699	22 536	21 706
minority interest	70	65	60

Cash flow statement, including discontinued operation

MSEK	January – March 2005	2004
Operations		
Operating profit	1 737	1 415
Depreciation and amortization*	718	674
Capital gain/loss and other non-cash items	-84	-152
Operating cash surplus	**2 371**	**1 937**
Net financial income/expense	-72	-105
Cash flow from other items	65	-60
Taxes paid	-371	-334
Change in working capital	-454	-81
Cash flow from operations	**1 539**	**1 357**
Investments		
Investments in rental equipment	-1 179	-667
Investments in property and machinery	-157	-153
Sale of rental equipment	535	394
Sale of property and machinery	31	30
Investments in intangible fixed assets	-75	-65
Sale of intangible assets	-	1
Acquisition of subsidiaries	-244	-10
Disposal of subsidiaries	4 475	-
Other investments, net**	-9	-35
Cash flow from investments	**3 377**	**-505**
Financing		
Dividends paid	-2	-2
Change in interest-bearing liabilities	-379	-177
Cash flow from financing	**-381**	**-179**
Net cash flow	**4 535**	**673**
Cash and cash equivalents, beginning of period	2 618	3 845
Exchange-rate difference	163	50
Cash and cash equivalents, end of period	**7 316**	**4 568**
* Depreciation and amortization		
Rental equipment	*468*	*458*
Property and machinery	*187*	*182*
Intangible assets	*63*	*34*
** *of which to pension fund*	*-11*	*-62*

Cash flow from remaining and discontinued operations

MSEK	Jan – Mar 2005	Jan – Mar 2004 Remaining operations	Discontinued operations	Total
Cash flow from				
operations	1 539	1 295	62	1 357
investments	3 377	-469	-36	-505
financing	-381	-155	-24	-179
Net cash flow	**4 535**	**671**	**2**	**673**
Cash and cash equivalents, beginning of period	2 618	3 832	13	3 845
Exchange-rate difference	163	50	0	50
Cash and cash equivalents, end of period	**7 316**	**4 553**	**15**	**4 568**

Revenues by Business Area

MSEK (by quarter)	2004 1	2	3	4	2005 1
Compressor Technique	4 116	4 549	4 525	4 597	4 423
Construction and Mining Technique	2 024	2 359	2 827	3 244	3 212
Rental Service	2 344	2 669	2 836	2 553	2 370
Industrial Technique	1 183	1 251	1 248	1 364	1 340
Eliminations	-72	-148	-111	-166	-177
Atlas Copco Group	9 595	10 680	11 325	11 592	11 168

Operating profit by Business Area

MSEK (by quarter)	2004 1	2	3	4	2005 1
Compressor Technique	747	808	884	883	813
- as a percentage of revenues	*18.1*	*17.8*	*19.5*	*19.2*	*18.4*
Construction and Mining Technique	193	245	314	363	347
- as a percentage of revenues	*9.5*	*10.4*	*11.1*	*11.2*	*10.8*
Rental Service	228	414	600	490	388
- as a percentage of revenues	*9.7*	*15.5*	*21.2*	*19.2*	*16.4*
Industrial Technique	213	215	244	271	262
- as a percentage of revenues	*18.0*	*17.2*	*19.6*	*19.9*	*19.6*
Common Group Functions	-63	-93	-77	-216	-74
Eliminations	3	-5	-3	-7	1
Operating profit	1 321	1 584	1 962	1 784	1 737
- as a percentage of revenues	*13.8*	*14.8*	*17.3*	*15.4*	*15.6*
Financial income and expenses	-90	-82	-111	14	-72
Profit after financial items	1 231	1 502	1 851	1 798	1 665
- as a percentage of revenues	*12.8*	*14.1*	*16.3*	*15.5*	*14.9*

Acquisitions and divestments 2004-2005

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2005 March 21	BIAB Tryckluft		Compressor Technique	15	8
2005 March 3	GSE tech-motive		Industrial Technique	170	67
2005 Jan. 17	Lifton		Construction & Mining	55	141
2005 Jan. 10	Scanrotor		Industrial Technique	71	33
2005 Jan. 3		Professional electric tools	Industrial Technique	5 462	3 000
2004 Nov. 1		IAT	Rental Service	375	90
2004 Sept. 30	Kolfor Plant		Compressor Technique	49	36
2004 Sept. 20	Rotex		Construction & Mining	73	16
2004 Sept. 14	Baker Hughes Mining Tools		Construction & Mining	300	176
2004 Aug. 23	QQPMC (joint venture)		Industrial Technique	50	80
2004 June 30	Ingersoll-Rand Drilling Solutions		Construction & Mining	2 200	950
2004 June 22	Guimerá		Compressor Technique	147	132

* Annual revenues and number of employees at time of acquisition/divestment.

Due to the relatively small size of the acquisitions in Q1 2005, full disclosure as per IFRS 3 is not given in this interim report. The annual report for 2005 will, however, include all stipulated disclosures.

Financial targets
The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:
- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements
Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB
Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information
Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco-group.com
Corp. id. no: 556014-2720

Analysts
Mattias Olsson, Investor Relations Manager, Phone: +46 8 743 8291, Mobile: +46 70 518 8291 ir@se.atlascopco.com

Media
Annika Berglund, Senior Vice President Group Communications, Phone: +46 8 743 8070, Mobile: +46 70 322 8070

Conference call
A conference call to comment on the results will be held at 3:00 PM CET / 9:00 AM EST, on April 27, 2005. The dial-in number is +44 (0)20 7784 1014.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco-group.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7784 1024 with access code 9028496#.

Interim report at June 30, 2005
The second quarter report will be published on July 18, 2005.

APPENDIX

Adoption of International Financial Reporting Standards

From January 1, 2005, the consolidated accounts of the Atlas Copco Group are prepared in accordance with International Financial Reporting Standards (IFRS), which have been endorsed by the European Commission. The Interim Report at March 31, 2005 is the first report which Atlas Copco presents in accordance with IFRS. Prior to 2005, Atlas Copco has prepared financial statements in accordance with standards and interpretations issued by the Swedish Financial Accounting Standards Council, hereinafter named Swedish GAAP.

Atlas Copco has restated historical financial information as from January 1, 2004 in order to provide comparative information for the corresponding periods in the 2005 Interim and Annual Reports. Financial information for periods prior to January 1, 2004 will not be restated. The preliminary effect of the restatements on the balance sheets as per January 1, March 31, June 30, September 30, December 31, 2004 and January 1, 2005 together with the effect of the restatements on the income statement for each quarter and full year 2004 are presented on the following pages. The letters noted in each section, a-m, refer to notes in the tables summarizing the effects of the adoption of IFRS.

First time adoption of IFRS

The principles used converting to IFRS are included in **IFRS 1 First-time Adoption of International Financial Reporting Standards.** The net effect of the adoption of IFRS is reported as an adjustment to shareholders' equity. Generally, companies are required to retrospectively comply with all IFRS and IAS standards which have become effective and are approved by the European Commission as of December 31, 2005. In IFRS 1 there are certain exceptions, which offers the companies choice.

The International Accounting Standards Board (IASB), the organization which issues the IFRS and IAS standards, has stated that no further standards which require adoption effective for 2005 will be issued. New standards and interpretations may, however, be issued in 2005 which Atlas Copco may choose to adopt retrospectively. IFRS standards have changed extensively during 2004 and new interpretations of the standards may be forthcoming before the 2005 Annual Report is issued.

The following sections include information describing the most significant changes in accounting principles as a result of the adoption of IFRS as well as information on those standards where Atlas Copco has elected not to apply a complete retrospective application of the standard. The preliminary quantified effects of these changes are presented for the financial position as of January 1, 2004, December 31, 2004 and January 1, 2005 as well as the effect on net earnings for the year 2004.

a. Share-based payments

Atlas Copco has issued employee stock options and share appreciation rights which have defined vesting periods. In accordance with **IFRS 2 Share-based Payments**, such benefits are required to be classified as cash-settled transactions or equity-settled transactions. Atlas Copco's share appreciation rights are classified as cash-settled transactions while the employee stock options are classified as equity-settled.

Cash-settled transactions are measured at fair value in current earnings and recognized over the vesting period. The fair value is re-measured at each balance sheet date until exercised or expired. A provision is successively recorded which will be equal to the fair value of the share appreciation rights when they are exercised or expires. From the vesting period until the date the option is exercised or expires, the changes in fair value are included in current earnings.

For equity-settled payment transactions, the fair value of the instrument at grant date is recognized in the income statement linearly over the vesting period.

Provisions for social costs are recorded for both types of instruments and are classified as personnel costs.

The effect of the adoption of IFRS 2 has increased expenses for 2004 by MSEK 14, net of related deferred taxes. Shareholders' equity as of January 1, 2004, and December 31, 2004, has decreased by MSEK 25 and MSEK 34 respectively, for provisions related to cash-settled benefits.

b. Business combinations and goodwill

In accordance with **IFRS 3 Business Combinations** goodwill is not to be amortized but tested for impairment on an annual basis at a minimum, or more frequently if events or changes indicate that goodwill might be impaired. Additionally, a more comprehensive allocation of the purchase price is required for business combinations. Intangible assets will to a greater extent be identified and reported separately. Provisions for restructuring costs in connection with business combinations are no longer allowed. As a result, restructuring costs in

connection with acquisitions will affect the earnings of the acquiring company.
Based on IFRS 1, Atlas Copco has elected not to restate acquisitions of subsidiaries and associated companies made before January 1, 2004, in accordance with IFRS 3. Acquisitions before January 1, 2004, will be accounted for at the net book value as of December 31, 2003, adjusted for the reclassifications of intangible assets which have been accounted for as goodwill, but meet the criteria for separate recognition. Acquisitions within the Atlas Copco Group as from January 1, 2004 have in the IFRS statements been accounted for in accordance with IFRS 3.

The earnings for 2004 in accordance with IFRS do not include amortization of goodwill. No significant indications of impairment of goodwill have been found by tests performed in accordance with IFRS. Of the net value of goodwill of MSEK 10 672 as of December 31, 2003, an amount of MSEK 139 was reclassified to other intangible assets in the restated balance sheet as of January 1, 2004. Other intangible assets, net, increased by MSEK 100, since certain assets which were reclassified were assigned a shorter estimated useful life than goodwill previously was assigned. The difference, net after deferred taxes, of MSEK 24 has been recognized directly to equity.

In the balance sheet as of December 31, 2004, goodwill is increased by MSEK 175, other intangible assets by MSEK 185 and equity by MSEK 366, including the effects of application of IFRS 3 for acquisitions during 2004, reclassifications from goodwill to other intangible assets and the discontinued amortization of goodwill. Earnings for 2004 increase by a net amount of MSEK 422 as a net result of goodwill not being amortized, impairment during the year of goodwill from two minor acquisitions, and increased amortization on other intangible assets.

c. Discontinued operations

Atlas Copco has chosen to apply **IFRS 5 Non-current Assets Held for Sale and Discontinued Operations**, restating 2004 financial statements for discontinued operations, as the professional electric tools operation, a major line of business, has been divested during January 2005.
For a discontinued operation an entity shall disclose a single amount on the face of the income statement comprising the total of, the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the discontinued operation.

An entity shall present the assets and liabilities held for sale separately from other assets and liabilities in the balance sheet. Operations classified, according to IFRS 5, as held for sale are measured at the lower of its carrying value and fair value.

The professional electric tools operation, which was sold in January 2005, has in the restated financial statements for 2004 according to IFRS been presented as a discontinued operation as from January 1, 2004, and presented separately in the balance sheet and income statement in accordance with IFRS 5. Assets classified as held for sale amount to MSEK 6 325 as of January 1, 2004 and MSEK 5 841 as of December 31, 2004 and liabilities classified as held for sale amount to MSEK 2 383 as of January 1, 2004 and MSEK 2 212 as of December 31, 2004. Shareholders' equity was not affected. Of the net profit (after tax) for 2004, MSEK 241 is accounted for as discontinued operations. Operating profit in 2004 is reduced by MSEK 461, excluding goodwill amortization of MSEK 99.

d. Minority interests

In accordance with **IAS 1 Presentation of Financial Statements,** minority interests are classified as a separate component of shareholders' equity in the balance sheet rather than being presented separately before shareholders' equity. The earnings from the minority interest are no longer deducted from earnings but are included in the income statement and the profit or loss attributable to equity holders of the parent and that attributable to minority interests are presented separately under the statement of earnings. Due to this, the total equity increases by MSEK 53 as of January 1, 2004 and MSEK 65 as of December 31, 2004. The earnings for 2004 increased by MSEK 14.

e. Cash flow statements

In addition to bank holdings, Atlas Copco has included short term investments as liquid funds. In accordance with **IAS 7 Cash Flow Statements** only investments which at the acquisition had a maturity of 3 months or less are classified as cash and cash equivalents. As a result, cash and cash equivalents in the cash flow statement decreased by MSEK 333 as of January 1, 2004 and MSEK 308 as of December 31, 2004. Other investments increase with the corresponding amounts.

f. Property, plant and equipment

IAS 16 Property, Plant and Equipment requires that the amounts recognized as property, plant and equipment are allocated to their

significant components. Each component shall be depreciated over its estimated useful life. This standard applies to buildings as well as machinery and equipment, and rental equipment. The restatement in accordance with this standard has reduced total assets by MSEK 89 as of January 1, 2004 and MSEK 95 as of December 31, 2004. Shareholders' equity decreases MSEK 58 and MSEK 63 as of January 1, 2004 and December 31, 2004, respectively. There is no significant effect on earnings for 2004.

g. Leases
In accordance with **IAS 17 Leases** certain lease agreements have been reclassified as finance leases. Total assets have increased by MSEK 532 as of January 1, 2004 and MSEK 549 as of December 31, 2004. The operating profit for 2004 is improved while financial expenses are increased. The net effect on shareholders' equity and earnings is not significant.

h. Employee benefits
As of January 1, 2004, the Group implemented the new Swedish accounting standard RR 29, which is based on **IAS 19 Employee benefits**. According to the initial calculations the change of accounting principle increased pension provisions by MSEK 773 and reduced equity by MSEK 424 as of January 1, 2004. After final review in connection with the IFRS implementation, the negative one-time effect on equity, as of January 1, 2004, increased by MSEK 217 and the pension provision increased by MSEK 294. The adjustment was made in the Q4 report. In the restated statements as of January 1, 2004 and quarters 1-3 the adjustment has been done retrospectively. The gross effect on pension provisions was MSEK 1 067.

i. Foreign exchange rate differences
The net exchange differences arising from foreign operations are required to be reported as a separate component of equity in accordance with **IAS 21 The Effects of Changes in Foreign Exchange Rates.** On disposal of a foreign operation, the cumulative amount of the exchange rate differences related to the foreign operation shall be recognized in earnings. In accordance with the provisions of IFRS 1, Atlas Copco has elected to deem all cumulative translation differences for all foreign operations to be zero as of January 1, 2004. Translation differences from prior periods have been classified as other equity. The capital gain from the disposal of the professional electric tools operation will be affected by this decision.

j. Financial instruments and hedging
IAS 39 Financial Instruments: Recognition and Measurement is applied from January 1, 2005. Based on IFRS 1, Atlas Copco has elected not to restate 2004 with regards to financial instruments in accordance with IAS 39. Financial instruments are, consequently, accounted for in accordance with Swedish GAAP in the restated 2004 financial statements.

In accordance with IAS 39 derivatives are measured at fair value in the balance sheet. Changes in the fair value of derivatives are recognized in the income statement unless the derivatives are used as hedging instruments for cash flow hedges or to hedge net investments in foreign operations. In those cases, the effective part of changes in the fair value of the derivatives is recognized in equity, until the hedged items affect the income statement. At that time the amounts previously recognized in equity are moved to the income statement. Changes in the fair value of derivatives used for fair value hedges and changes in the fair value of the hedged items, being part of fair value hedges, are recognized directly in the income statement. The changes in values of the hedged item and the derivative will offset each other to the extent that the hedges are effective.

Other financial investments than derivatives are according to IAS 39 valued at fair value or amortized cost. If investments are classified as available for sale the changes in fair value are recognized in equity and moved to the income statement when the investments are divested or expire. Currently Atlas Copco has no financial instruments classified as available for sale. Changes in the fair value of other financial investments are recognized directly in the income statement.

The Group's policy is to hedge expected future cash flows against the risk of large foreign currency rate fluctuations, using derivative instruments. The derivatives which are currently used by the Group do not qualify for hedge accounting in accordance with IAS 39. As a result, changes in fair value of those derivatives are recognized directly in the income statement.

Atlas Copco had as of December 31, 2004 outstanding loans in USD amounting to MUSD 923. For these, the Group uses derivatives to manage interest rate risks in accordance with its policies. Hedge accounting is applied for those hedges where the hedge instrument qualifies for hedge accounting in accordance with IAS 39.

Atlas Copco has issued employee stock options and share appreciation rights which have defined vesting periods. Linked to the programs for shared-based payments, the Group has entered into agreements with banks, hedging the

Group for the risk of higher costs for these programs that would be caused by increases in the price of the Atlas Copco share.

If at the end of the option terms the price of the Atlas Copco share is lower than the banks' acquisition cost for the stock under the arrangements, the company reimburses the banks for the difference. These agreements are derivative instruments, but do not qualify as hedge instruments and can accordingly not be used for hedge accounting. The derivatives have, as of January 1, 2005, been recognized at fair value. Subsequent changes in fair value will be recognized in the income statement.

If IAS 39 had been adopted as of January 1, 2004, the quarterly interim earnings 2004 would have shown a greater volatility than those reported under previous accounting principles, as a consequence primarily of all derivatives being valued at fair value and changes in hedge accounting principles introduced by IAS 39. The annual earnings for 2004 would have been influenced only marginally.

The effect of the differences between IAS 39 and Swedish GAAP has in the balance sheet as at January 1, 2005 been recognized in shareholders' equity in accordance with the transitional rules in IFRS 1. As a result of this, shareholders' equity has increased by MSEK 370, primarily related to hedge accounting of sales proceeds for the professional electric tools operation MSEK 171 and related to agreements with banks connected to share-based payments MSEK 91. The remaining amount is mainly related to changes in hedge accounting.

k. Factoring

The Group has previously derecognized accounts receivables sold under factoring arrangements in accordance with Swedish GAAP, which according to IAS 39, can not be derecognized until paid by customers. In the restated balance sheets these receivables are included. This has increased assets with MSEK 118 as of January 1, 2004 and with MSEK 119 as of December 31, 2004.

l. Provisions

According to IAS 1 provisions are presented as liabilities and not under separate caption. Provisions shall be presented as long-term or current liabilities. Atlas Copco has reclassified all provisions as long-term or current liabilities based on when they are expected to be settled, with the exemption of provisions for pensions and deferred taxes which have been classified as long-term liabilities.

m. Other IFRS standards

A review of all other IFRS standards not described in the previous sections was performed. The adoption of those standards did not have a material effect on the Group's financial position or earnings.

Income statement 2004 – restated according to IFRS

MSEK	Q1	Q2	Q3	Q4	Q1-Q4
Revenues	9 595	10 680	11 325	11 592	43 192
Cost of goods sold	-6 479	-7 138	-7 336	-7 557	-28 510
Gross profit	**3 116**	**3 542**	**3 989**	**4 035**	**14 682**
Marketing expenses	-1 040	-1 102	-1 171	-1 172	-4 485
Administration expenses	-637	-619	-626	-681	-2 563
Research and development costs	-176	-235	-199	-239	-849
Other income and expense from operations	58	-2	-31	-159	-134
Operating profit	**1 321**	**1 584**	**1 962**	**1 784**	**6 651**
- as a percentage of revenues	*13.8*	*14.8*	*17.3*	*15.4*	*15.4*
Financial income and expenses	-90	-82	-111	14	-269
Profit after financial items	**1 231**	**1 502**	**1 851**	**1 798**	**6 382**
- as a percentage of revenues	*12.8*	*14.1*	*16.3*	*15.5*	*14.8*
Taxes	-356	-456	-570	-570	-1 952
Net profit from continuing operations	**875**	**1 046**	**1 281**	**1 228**	**4 430**
Net profit from discontinued operations	47	66	64	64	241
Net profit	**922**	**1 112**	**1 345**	**1 292**	**4 671**
- attributable to equity holders of the parent	*918*	*1 109*	*1 340*	*1 290*	*4 657*
- attributable to minority interest	*4*	*3*	*5*	*2*	*14*
Earnings per share, SEK	**4.38**	**5.29**	**6.39**	**6.16**	**22.22**
- whereof discontinued operations	*0.22*	*0.31*	*0.31*	*0.31*	*1.15*

Summary of effects of the adoption of IFRS

MSEK	note	Q1	Q2	Q3	Q4	Q1-Q4
Operating profit, Sw. GAAP		1 312	1 611	1 969	1 808	6 700
IFRS adjustments:						
Cost for share-based payments	a	-7	-13	3	0	-17
Amortization intangible assets, incl. goodwill	b	108	108	112	104	432
Depreciation property, plant and equipment	f	-1	-2	-1	-4	-8
Decreased leasing costs, net after depreciation	g	6	6	8	6	26
Other standards	m	-3	-3	-4	-11	-21
Discontinued operations	c	-94	-123	-125	-119	-461
Operating profit 2004, IFRS		**1 321**	**1 584**	**1 962**	**1 784**	**6 651**
Financial income and expenses, Sw. GAAP		-101	-93	-122	-4	-320
IFRS adjustments:						
Interest expense - leasing	g	-6	-7	-7	-6	-26
Interest income - other standards	m	2	3	3	10	18
Discontinued operations, fin. inc. and exp.	c	15	15	15	14	59
Profit after financial items, IFRS		**1 231**	**1 502**	**1 851**	**1 798**	**6 382**
Taxes, Sw. GAAP		-388	-501	-613	-610	-2 112
Minority interests, Sw. GAAP		-4	-3	-5	-2	-14
IFRS adjustments:						
Deferred tax	a,b,f,m	0	3	-3	-1	-1
Discontinued operations, taxes	c	32	42	46	41	161
Minority interests	d	4	3	5	2	14
Net profit from continuing operations		**875**	**1 046**	**1 281**	**1 228**	**4 430**
Net profit from discontinued operations		47	66	64	64	241
Net profit, IFRS		**922**	**1 112**	**1 345**	**1 292**	**4 671**

Balance sheet – restated according to IFRS

MSEK	Jan 1 2004	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Jan 1 2005
Property, plant and equipment						
Rental equipment	9 123	9 425	10 155	10 424	9 154	9 154
Other property, plant and equipment	3 403	3 535	3 722	3 789	3 742	3 742
Intangible assets	8 292	8 644	9 099	9 358	8 559	8 559
Financial assets	334	400	388	361	489	480
Deferred tax assets	1 633	1 651	1 643	1 226	1 336	1 334
Fixed assets	**22 785**	**23 655**	**25 007**	**25 158**	**23 280**	**23 269**
Inventories	4 550	5 187	5 764	5 896	5 647	5 647
Trade and other receivables	8 860	9 616	10 656	10 818	10 687	11 094
Short-term investments	338	312	363	356	327	327
Cash and cash equivalents	3 832	4 553	2 045	1 939	2 386	2 386
Assets classified as held for sale	6 325	6 087	6 108	6 150	5 841	5 841
Current assets	**23 905**	**25 755**	**24 936**	**25 159**	**24 888**	**25 295**
Total assets	**46 690**	**49 410**	**49 943**	**50 317**	**48 168**	**48 564**
Shareholders' equity	20 268	21 706	21 022	22 145	22 536	22 906
Minority interest	53	60	65	68	65	65
Total equity	**20 321**	**21 766**	**21 087**	**22 213**	**22 601**	**22 971**
Interest-bearing loans and borrowings	7 411	7 673	7 574	7 693	6 926	7 010
Employee benefits	2 308	2 332	2 263	2 241	2 155	2 155
Deferred tax liabilities	2 787	2 896	3 009	2 812	2 907	3 051
Other liabilities and provisions	294	382	346	291	274	274
Long-term liabilities	**12 800**	**13 283**	**13 192**	**13 037**	**12 262**	**12 490**
Interest-bearing loans and borrowings	3 183	3 107	3 145	1 846	702	702
Trade and other payables	7 130	8 116	9 113	9 910	9 657	9 455
Provisions	873	767	794	789	734	734
Liabilities classified as held for sale	2 383	2 371	2 612	2 522	2 212	2 212
Current liabilities	**13 569**	**14 361**	**15 664**	**15 067**	**13 305**	**13 103**
Total shareholders' equity and liabilities	**46 690**	**49 410**	**49 943**	**50 317**	**48 168**	**48 564**
Interest-bearing liabilities and provisions	*13 506*	*13 769*	*13 773*	*12 589*	*10 573*	*10 656*
Non-interest-bearing liabilities and provisions	*12 863*	*13 875*	*15 083*	*15 515*	*14 994*	*14 936*
Key ratios, incl. discontinued operations						
Equity capital per share, period end, SEK	97	104	100	106	108	109
Debt/equity ratio, period end, %	46	41	54	46	34	34
Rate of equity, period end, %	44	44	42	44	47	47

Summary of effects on equity of the adoption of IFRS

MSEK	note	1)	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	2)
Equity, Sw. GAAP		21 015	21 928	21 147	22 166	22 267	22 601
Effect of implementation of IFRS							
Intangible assets, incl. goodwill	b	-39	70	179	291	360	-
Property, plant and equipment	b,f	-91	-94	-82	-52	-98	-
Other investments and receivables	h,j	10	-35	-33	-35	-	398
Provision for share-based payments	a	-35	-41	-53	-49	-48	-
Other liabilities and provisions	b,f,h,j	72	23	7	7	5	118
Employee benefits	h	-1 067	-294	-294	-294	-	-
Deferred taxes	a,b,f,h,j	403	149	151	111	50	-146
Minority interest	d	53	60	65	68	65	-
Total effects		-694	-162	-60	47	334	370
Equity, IFRS		20 321	21 766	21 087	22 213	22 601	22 971

1) Sw. GAAP, December 31, 2003

2) IFRS, December 31, 2004

Summary of effects on total assets of the adoption of IFRS

MSEK	note	1)	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	2)
Total assets, Sw. GAAP		45 862	48 794	49 163	49 376	47 222	48 168
Effect of implementation of IFRS							
Intangible assets, incl. goodwill	b	-39	70	179	291	360	-
Property, plant and equipment	b,f,g	440	458	496	548	451	-
Deferred tax assets	a,b,f,h,j	299	10	14	11	16	-2
Other investments and receivables	g,h,j,k	128	78	91	91	119	398
Total effects		828	616	780	941	946	396
Total assets, IFRS		46 690	49 410	49 943	50 317	48 168	48 564

1) Sw. GAAP, December 31, 2003
2) IFRS, December 31, 2004

Summary of effects on cash of the adoption of IFRS

MSEK	1)	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	2)
Liquid funds, Sw. GAAP	4 178	4 877	2 415	2 330	2 926	2 386
Investments with maturity above 3 months	-333	-309	-354	-341	-308	-
Cash and cash equivalents according to IFRS	3 845	4 568	2 061	1 989	2 618	-
- whereof assets classified as held for sale	-13	-15	-16	-50	-232	-
Cash and cash equivalents for continuing operations	3 832	4 553	2 045	1 939	2 386	2 386

1) Opening balance January 1, 2004
2) Opening balance January 1, 2005

Changes in equity

MSEK	Jan 1 2004	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Jan 1 2005
Opening balance, Sw. GAAP	21 015	21 015	21 015	21 015	21 015	22 601
Change in accounting principles	-694	-694	-694	-694	-694	370
Opening balance, IFRS	20 321	20 321	20 321	20 321	20 321	22 971
Dividend to equity holders of the parent	-	-	-1 572	-1 572	-1 572	-
Unclaimed shares from bonus issue 1989	-	-	-	2	2	-
Share-based payments, equity settled	-	1	2	3	4	-
Translation differences, equity	-	519	297	77	-823	-
Dividend to minority	-	-1	-3	-3	-3	-
Increase of minority through acquisitions	-	-	6	6	6	-
Translation differences, minority	-	4	2	0	-5	
Net profit for the period	-	922	2 034	3 379	4 671	-
Closing balance	20 321	21 766	21 087	22 213	22 601	22 971
Equity attributable to						
equity holders of the parent	20 268	21 706	21 022	22 145	22 536	22 906
minority interest	53	60	65	68	65	65